Putnam Investments
One Post Office Square
Boston, MA 02109
June 18, 2012

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Laura Hatch

Re: Putnam Equity Income Fund (the “Fund”) (File Nos. 002-58869 and 811-02742)

Dear Ms. Hatch:

This letter responds to the comments that you provided telephonically to me and my colleague James Clark on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on June 8, 2012 regarding Post-Effective Amendment No. 48 to the Fund’s registration statement on Form N-1A, as filed with the Commission on May 3, 2012.

For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

1. Comment: In the “Portfolio turnover” section of the prospectus, please insert “such as commissions” following the phrase “transaction-related costs.”

Response: The requested change will be made in the Fund’s next annual update to its registration statement.

2. Comment: Some section and sub-section headings used in the registration statement do not match the corresponding headings used in Form N-1A. For example, Item 4(a) of Form N-1A is headed “Principal Investment Strategies of the Fund,” while the responsive sub-section of the Fund’s prospectus uses the heading “Investments.” Please consider revising the section and subsection headings in the Fund’s registration statement to follow those used in Form N-1A.

Response: We respectfully decline to change the headings used in the Fund’s registration statement because we believe that each current heading concisely describes the section or sub-section it introduces. In addition, the section headings used in the Fund’s prospectus match those of other funds across the Putnam family of funds.

3. Comment: The footnotes to the risk/return bar chart and table in the Fund’s prospectus state that “Class B share performance does not reflect conversion to class A shares.” Instruction 3(d) to Item 4(b)(2) indicates that where a class of shares converts into another share class, the average annual total returns shown in the table should reflect the returns of the new share class for periods after conversion. Similarly, performance figures in the Fund’s annual shareholder report should reflect returns for the new share class for periods after conversion. Please revise the presentation of 10-year annual average return for class B shares to reflect their conversion to class A shares after eight years.

Response: Putnam is working to update the technology and systems used to perform these calculations so that, in the future, average annual total returns shown in the table for class B shares will reflect conversion to class A shares. Until this work is complete, the Fund will continue to calculate class B share performance without giving effect to conversion to class A shares. We note that since the expenses of class A shares are lower than those of class B shares, the current presentation in the Fund’s prospectus effectively understates the 10-year average annual returnof class B shares.

4. Comment: In the “Your fund’s management” section of the Fund’s prospectus, please consider disclosing the month, in addition to the year, that the portfolio manager assumed responsibility for the Fund’s investments.

Response: We respectfully decline to include the month that the portfolio manager assumed responsibility for the Fund’s investments. We believe that the current disclosure, which provides the year that the portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

5. Comment: In the “What are the fund’s main investment strategies and related risks?” section of the Fund’s prospectus, please consider including in the paragraph relating to “Alternative strategies” additional examples or descriptions of the alternative strategies that the Fund may use to limit losses.

Response: We will revise this disclosure in the next annual update to the Fund’s registration statement to indicate that “alternative strategies” may include “taking defensive positions.”

6. Comment: In the prospectus supplement, section “Class R6 shares,” please correct the fourth bullet point to refer to class “R5” shares, rather than to class “R6.”

Response: The requested change will be made.

7. Comment: To the extent that, as indicated in the second paragraph on page 5 of the Statement of Additional Information, Putnam Investment Management, LLC (“Putnam Management”) may modify its determination of industry categories and its assignment of issuers to these categories, please confirm that Putnam Management has adopted policies and procedures to ensure that these determinations and assignments are reasonable.

Response: Putnam Management has policies in place designed to ensure that its industry category determinations and issuer assignments are reasonable. To provide additional clarification regarding these practices, we will update the Fund’s Statement of Additional Information in its next annual update to its registration statement with the following language:

For purposes of the fund’s fundamental policy on industry concentration (#8 above), Putnam Investment Management, LLC (“Putnam Management”), the fund’s investment manager, determines the appropriate industry categories and assigns issuers to them, informed by a variety of considerations, including relevant third party categorization systems. Industry categories and issuer assignments may change over time as industry sectors and issuers evolve. Portfolio allocations shown in shareholder reports and other communications may use broader investment sectors or narrower sub-industry categories.

As we discussed, it is not our intention to reprint the Fund’s prospectus at this time, but rather to use supplements to the summary prospectus, statutory prospectus, and statement of additional information to update those documents with information relevant to shareholders purchasing class R5 and class R6 shares, which are the new share classes being launched by the Fund. The Fund’s intention is to implement any disclosure changes identified above (other than in response to Comment 3 and Comment 6) in the Fund’s next annual update to its registration statement on Form N-1A. To the extent such disclosure changes are applicable to other open-end Putnam Funds, those funds will also reflect these changes in their annual registration statement updates.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-7006. Thank you for your assistance.

Very truly yours,

/s/ Jesse D. Ritter

Jesse D. Ritter

Associate Counsel
Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP
Yana Dobkin Guss, Esq., Ropes & Gray LLP
James F. Clark, Esq., Putnam Investments